UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

THE MEDICAL EXCHANGE INC.
(Name of Issuer)

Common Stock, $.001 par value per share

58458E104
(Cusip Number)

June 19, 2006
(Date of Event Which Requires Filing of this Statement)

CUSIP No. 58458E104

(1) Name of Reporting Person:

 Rolfe Investment Ltd.

(2) Check the Appropriate Box if a Member of a Group:

(a) _____

(b) _____

(3) SEC Use Only

(4) Citizenship or Place of Organization:

Switzerland

NUMBER OF (5) Sole Voting Power:

SHARES 916,667

BENEFICIALLY (6) Shared Voting Power:

OWNED BY -0-

EACH REPORTING (7) Sole Dispositive
Power:

PERSON WITH: 916,667

(8) Shared Dispositive
Power:

-0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:

916,667

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

Not applicable

(11) Percent of Class Represented by Amount in Row (9): 9.03%(1)

(12) Type of Reporting Person:
CO

Item 1 (a). Name of Issuer:

The Medical Exchange Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1332 8th Street Saskatoon, Saskatchewan Canada S7N 0S9

Item 2(a). Name of Person Filing:

Rolfe Investment Ltd.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Chamerstrasse 12c POB 4436 Zug., Switzerland 6304

Item 2(c). Citizenship:

Switzerland

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e). CUSIP Number:

58458E104

Item 3. Type of Person:

Not applicable.

Item 4. Ownership:

a. Amount Beneficially owned: 916,667

b. Percent of Class: 9.03% (1)

c. Number of shares as to which person has:

(i) Sole power to vote or to direct the vote: 916,667

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 916,667

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another

Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2006 /s/ Maria Meyer Director

(1) Based on a total outstanding of 10,150,000 shares of common stock.